UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Biocept, Inc.

File No. 333-191323 - CF#30183

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Biocept, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 23, 2013, as amended on November 5, 2013, January 8, 2014 and January 30, 2014.

Based on representations by Biocept, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through November 2, 2015
Exhibit 10.15	through July 9, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary